                                                              EXHIBIT (A)(16.4)

                 [LETTERHEAD OF N M ROTHSCHILD & SONS LIMITED]

                                 PRESS RELEASE

                 NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION
                     IN OR INTO AUSTRALIA, CANADA OR JAPAN

FOR IMMEDIATE RELEASE                                         20 September 1995

ARCO, in its document to Aran shareholders dated 14 September 1995, set out its analysis of Aran's assets and associated risks. The Panel on Takeovers and Mergers has requested ARCO to clarify a number of issues in its analysis, which it is pleased to do.

ARAN'S CORE PRODUCING ASSETS -- LOW RISK

 Alba and its satellite,  The Union Texas acquisition of the Oryx interest in Block 16/26
 Parliament, Gryphon      included Oryx's interest in both Alba and Parliament. However, Aran
 and its satellites       has stated that no value for Oryx's interest in Parliament was included in this sale. As a result, the value of Oryx's interest is not comparable with that of Aran's, which brokers' estimate at
                          IR0.3p or IR0.75p per Aran share.

 US proved reserves and   The values referred to in ARCO's analysis of these interests have
 Celtic Sea royalty       been derived from a recent Aran SEC filing containing information calculated in accordance with the requirements of SFAS No. 69. This information does not represent Aran's management's estimate of expected future cash flow or value of proved reserves.

                          One of the primary objectives of SFAS No. 69 is stated to be to
                          "develop disclosure requirements that are useful and in particular would compensate, in some measure, for recognised deficiencies in the comparability and predictive value of financial statement information of oil and gas enterprises." The source for this statement is set out in paragraph 2 in the Appendix.

                          The full text of the relevant part of Aran's filing is set out in paragraph 3 of the Appendix.

Taking account of these facts, ARCO remains of the opinion that Aran's core producing assets (net of Aran's debt) do not have a value of more than IR24p.

ARAN'S OTHER ASSETS -- MEDIUM TO HIGH RISK

Dunlin                   A recent press article incorrectly attributed to ARCO a statement that the likely abandonment cost, said in the article to have become a hot topic since Shell's experience with Brent Spar, of
                         Dunlin was (Pounds)250 million. Wood Mackenzie has estimated an abandonment cost of (Pounds)200 million on the basis of abandonment in 2007 and before taking account of any potential tax benefits estimated at (Pounds)98 million.

Solan and Strathmore     ARCO's document transposed Aran's interests in these fields and should have been shown as 11.3% and 10% respectively.

                New Court, St. Swithin's Lane, London EC4P 4DU
            Telephone 0171-280 5000 Fax 0171-929 1643 Telex 888031
                               Regulated by SFA

West of Shetland acreage ARCO pointed out that, since 1972, over 110 exploration wells have been drilled at a cost of over (Pounds)1 billion with only 2 announced developments. The source for this statement is set out in paragraph 5 in the Appendix.

                         ARCO stated that nearly 30 appraisal wells have been drilled but public and scout data imply that less than 1 in 3 have been successful. The source for this statement is set out in paragraph 6 of the Appendix.

Aran's Board claims that ARCO has attempted, by its analysis, to create a smokescreen which it describes as misleading and flawed. ARCO comprehensively rejects this claim. The reality is that ARCO has sought to advance the debate by drawing shareholders' attention to the key issues which affect value and by setting out the questions the Aran Board needs to answer.

                                    --END--

For further enquiries:

      N M ROTHSCHILD & SONS LIMITED  Telephone: (44) 171 280 5000
      Nicholas Wrigley
      Tony Allen

      WHPR                           Telephone: (353)  1 496 0244
      Brian Bell

      FINANCIAL DYNAMICS
      Nick Miles                     Telephone: (44) 171 831 3113
      Marc Popiolek                  Telephone: (44) 171 831 3113

                                   APPENDIX

1. The brokers' estimates of the value of Aran's interests in Parliament are derived from:-

  (i) research published by Cazenove & Co (25 July 1995) - (Pounds)2 million, SBC Warburg (14 September 1995) - (Pounds)0.8 million, UBS Global Research (May 1995) - (Pounds)2 million;

  (ii) translating the above pounds sterling amounts into Irish pounds at a rate of IR(Pounds)1 = Stg (Pounds)1.022 and dividing the resulting figure by 261,741,729, being the number of Aran shares (including Aran shares represented by Aran ADSs) in issue as disclosed by Aran on 11 September 1995.

2. The statement regarding one of the primary objects of SFAS No. 69 is taken from the Statement of Financial Accounting Standards No. 69 entitled "Disclosures about Oil and Gas Producing Activities" dated November 1982.

3. The text of the relevant part of Aran's recent 1994 SEC 20-F filing is set out below:

     "The standardized measure of discounted future cash flows relating to proved crude oil and gas reserves is calculated in accordance with the requirements of SFAS 69 and uses reserve definitions prescribed by the Financial Accounting Standards Board. Estimated future cash flows from production are computed by applying year end prices for crude oil and natural gas at year end exchange rates to year end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of the reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year end estimated proved reserves based on year end price levels and assuming the continuance of year end economic conditions. Future production costs include estimated abandonment liabilities. Estimated future taxes are calculated by applying appropriate year end statutory tax rates and reflect allowable deductions, tax credits and the tax basis of related assets. Discounted future net cash flows are calculated using 10% mid-period discount factors.

     The information provided below does not represent management's estimate of the Company's expected future cash flows or value of proved reserves. Estimates of proved reserves quantities are imprecise and change over time as new information becomes available and, in particular, probable and possible reserves, which may become proved reserves in 1995 or later, are excluded from the calculations. Also, assumptions have been required regarding the timing of future production costs. The calculations assume the economic conditions existing at the end of the reporting year will continue. Other different, but equally valid, assumptions might lead to significantly different final results.

     Although calculated in accordance with SFAS 69, the Group therefore cautions against the placing of unwarranted reliance on this information in view of the highly arbitrary nature of the assumptions on which it is based."

4. The statement regarding the estimated abandonment costs of Dunlin is taken from a report published by Wood Mackenzie in October 1994.

5. The statement regarding the number and cost of exploration wells since 1972 is taken from the following sentence as extracted from a report published by Wood Mackenzie in May 1995:

     "Since the first West of Shetlands exploration well in 1972, over 110 wells have been drilled in the region at a cost of over (Pounds)1 billion."

6. The following summary table sets out ARCO's sources for the statement regarding appraisal wells drilled in the West of Shetland.

                                             COMPL'N    WELL
    WELL NO.    FIELD/DISCOVERY   OPERATOR    DATE     STATUS   O/U   SOURCE
   204/19-6     Foinaven North    BP         95 Jul    aband.   U      WM
   204/20-2     Schiehallion      BP         94 Nov    aband.   U      AA
   204/20-5     Schiehallion      BP         95 Jul    susp.    O      EIS
   204/24a-2    Foinaven          BP         92 Oct    aband.   O      EIS
   204/24a-2y   Foinaven          BP         92 Nov    aband.   U      EIS
   204/24a-2z   Foinaven          BP         92 Oct    aband.   U      EIS
   204/24a-3    Foinaven          BP         94 May    aband.   U      AA
   204/24a-4    Foinaven          BP         94 Jul    susp.    O      EIS
   204/24a-5    Foinaven          BP         94 Jul    aband.   U      AA
   204/24a-6    Foinaven          BP         94 Aug    aband.   U      AA
   204/24a-7    Foinaven          BP         94 Aug    aband.   U      AA
   204/25a-2    Schiehallion      Amerada    94 Oct    aband.   O      EIS
   204/25a-3    Schiehallion      Amerada    95 Mar    aband.   U      AA
   204/30a-3    Strathmore        Amerada    95 Jun    aband.   U      MC
   205/26a-5    Solan             Amerada    92 Jul    aband.   U      AA
   205/26a-5z   Solan             Amerada    92 Aug    aband.   U      AA
   205/26a-6    Solan             Amerada    95 Apr    aband.   U      MC
   206/07a-2    Clair             Elf        91 Oct    aband.   U      EIS
   206/08-3a    Clair             BP         78 Dec    aband.   U      EIS
   206/08-4     Clair             BP         79 Feb    aband.   U      AA
   206/08-5     Clair             BP         80 Jul    susp.    O      EIS
   206/08-6a    Clair             BP         80 Sep    aband.   U      AA
   206/08-7z    Clair             BP         85 Nov    aband.   U      EIS
   206/08-8     Clair             BP         91 Sep    aband.   O      EIS
   206/08-9z    Clair             BP         92 Jul    susp.    O      EIS
   206/13a-2    Clair             Exxon      92 Aug    aband.   O      EIS

  In the above table:

   O      =    Oil well from which hydrocarbons flowed on test at significant rates
               i.e. more than 1000 barrels per day
   U      =    Unsuccessful well including tight well
   AA     =    Arthur Andersen Petroleum Services
   EIS    =    EIS Information Services Limited
   MC     =    Mackay Consultants, as quoted in the Oil and Gas Journal on 21 August 1995.
   WM     =    Wood Mackenzie